UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

For Immediate Release:	July 31, 2009

Consolidated Financial Statements for the First Quarter of Fiscal 2009 <Under Japanese GAAP>

Company Name:		Mizuho Financial Group, Inc. (“MHFG”)
Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Representative:	Name:	Takashi Tsukamoto	Filing of Shihanki Hokokusho (scheduled):	August 14, 2009
	Title:	President & CEO	Trading Accounts:	Established
For Inquiry:	Name:	Tatsuya Yamada	Commencement of Dividend Payment (scheduled):	–
	Title:	General Manager, Accounting
	Phone:	+81-3-5224-2030

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2009 (for the three months ended June 30, 2009)

(1) Consolidated Results of Operations

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2009	703,470	(26.5)	(15,198)	—	(4,491)	—
1Q F2008	957,374	—	83,798	—	132,987	—

			Net Income per Share of Common Stock		Diluted Net Income per Share of Common Stock
			¥		¥
1Q F2009			(0.40)		—
1Q F2008			11,674.14		9,865.87

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1Q F2009	153,246,611	4,787,134	1.6	143.90
Fiscal 2008	152,723,070	4,186,606	1.3	104.38

Reference: Own Capital:            As of June 30, 2009: ¥2,555,855 million;            As of March 31, 2009: ¥2,133,751 million

Note: Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Fiscal 2008	—	0.00	—	10.00	10.00
Fiscal 2009	—
Fiscal 2009 (estimate)		0.00	—	8.00	8.00

Notes:	1.	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No
	2.	Please refer to page 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
1H F2009	1,600,000	(15.9)	130,000	128.9	70,000	(25.9)	6.26
Fiscal 2009	3,200,000	(8.9)	330,000	—	200,000	—	16.17

Notes:	1.	Revision of the earnings estimates during this quarter: No
	2.	The average number of shares of outstanding common stock for 1H of fiscal 2009 and fiscal 2009 used in calculating the above Net Income per Share of Common Stock is based on the following:
•	For 1H of fiscal 2009

The average of “the average number of shares during 1Q” and “the number of shares as of June 30, 2009 (which is assumed to be the average number of shares during 2Q of fiscal 2009)” is used.

•	For fiscal 2009

The average of “the average number of shares during 1Q” and “the number of shares as of June 30, 2009 (which is assumed to be the average number of shares during the remaining term of fiscal 2009)” is used.

•	It does not take into account the increase in the number of shares of common stock (maximum: 3 billion shares) that is mentioned in “Subsequent Events” (page 1-14 of this immediate release) or any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

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Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): Yes

[Newly consolidated: – (Company name: – ); Excluded: 1 (Company name: Mizuho Securities Co., Ltd.)]

Please refer to “Qualitative Information and Financial Statements” 4. Others on page 1-6 for details.

(2)	Adoption of Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: Yes

Please refer to “Qualitative Information and Financial Statements” 4. Others on page 1-6 for details.

(3)	Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

(to be described in the changes of fundamental and important matters for the preparation of Quarterly Consolidated Financial Statements)

	Changes due to revisions of accounting standards, etc.: No

‚	Changes other than  above: Yes

Please refer to “Qualitative Information and Financial Statements” 4. Others on page 1-6 for details.

(4)	Issued Shares of Common Stock

	Period-end issued shares (including treasury stock): As of June 30, 2009: 11,179,164,300 shares; As of March 31, 2009: 11,178,940,660 shares

‚	Period-end treasury stock: As of June 30, 2009: 9,628,642 shares; As of March 31, 2009: 11,335,903 shares

ƒ	Average outstanding shares: 1Q Fiscal 2009: 11,168,893,580 shares; 1Q Fiscal 2008: 11,391,639 shares

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2008	—	0.00	—	20.00	20.00
Fiscal 2009	—				20.00
Fiscal 2009 (estimate)		0.00	—	20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2008	—	0.00	—	30.00	30.00
Fiscal 2009	—				30.00
Fiscal 2009 (estimate)		0.00	—	30.00	30.00

Retroactive Adjustments According to the Allotment of Shares or Fractions of a Share without Consideration

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

Per Share Information on the assumption that such allotment had been made at the beginning of the previous period would be as follows:

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2008	11.67	9.86

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Mizuho Financial Group, Inc.

[Notes to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

Reference:	For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured.”

The examples of English account names, which are different in our financial statements and XBRL, include the following:

	Mizuho:	Reserves for Possible Losses on Loans	XBRL:	Allowance for loan losses
	Mizuho:	Common Stock and Preferred Stock	XBRL:	Capital Stock
	Mizuho:	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	XBRL:	Valuation difference on available-for-sale securities
	Mizuho:	Other Operating Income (Expenses)	XBRL:	Other ordinary income (expenses)
	Mizuho:	Other Ordinary Income (Expenses)	XBRL:	Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to change in the future.

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Mizuho Financial Group, Inc.

[QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS]

(Please refer to “Summary Results for the First Quarter of Fiscal 2009” on page 2-1 for more information.)

1. Qualitative Information related to the Consolidated Results of Operations

Looking back over the economic climate during the first quarter of fiscal 2009, the global economy continues to be in a serious situation. However, after faster action to stabilize the financial system and improve the economy with cooperation between the major countries, there are some signs of stabilization with stock prices and the volume of trade transactions bottoming out, among other factors.

The financial environment in the United States and Europe continues to be severe, but against the backdrop of progress in inventory adjustments among others, there has been a slowing in the worsening of the economy, and with among others the strengthening of domestic demand in China attributable mainly to the effects of economic stimulus policies, there are indications of recovery in the Asian economies.

As for the Japanese economy, the situation continues to be severe as the worsening in business performance and in employment continues, with industrial production at an extremely low level. But the decline in the economy has stopped, with signs of improvement in exports and personal consumption as the foreign economic environment improves and economic stimulus policies take effect.

However, there is still the risk of falling once again into a vicious cycle of heightened financial uncertainty and a deterioration in the actual economy, and it is uncertain as to whether there will be steady future improvement in the global economy.

Given the above business environment, it is important for Mizuho Financial Group to strengthen further its profitability by allocating management resources flexibly and by providing superior financial services to meet customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

Reflecting the above economic environment, Net Loss for the First Quarter of Fiscal 2009 amounted to ¥4.4 billion.

As for credit and equity derivatives transactions entered into for hedging purposes at the banking subsidiaries, we recognized valuation losses related to such hedging transactions due to improvements in the credit and stock markets during the first quarter of fiscal 2009.

(- Losses on credit derivatives for credit risk hedging purposes:             ¥(60.6) billion.

    - Losses on equity derivatives:                                                                             ¥(27.3) billion.)

Net Extraordinary Gains on our consolidated basis in connection with the consummation of the merger between Mizuho Securities and Shinko Securities in May 2009 amounted to ¥19.8 billion (negative goodwill incurred profits associated with the merger of these securities companies and other factors.)

2. Qualitative Information related to the Consolidated Financial Conditions

Consolidated total assets as of June 30, 2009 amounted to ¥153,246.6 billion, increasing by ¥523.5 billion from the end of the previous fiscal year.

Net Assets amounted to ¥4,787.1 billion, increasing by ¥600.5 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥2,419.1 billion, Valuation and Translation Adjustments amounted to ¥136.7 billion, and Minority Interests amounted to ¥2,230.4 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥67,779.5 billion, decreasing by ¥2,740.6 billion from the end of the previous fiscal year while Securities were ¥34,610.2 billion, increasing by ¥4,436.6 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥76,579.5 billion, decreasing by ¥599.9 billion from the end of the previous fiscal year.

3. Qualitative Information related to the Consolidated Earnings Estimates

MHFG has not changed its consolidated earnings estimates for fiscal 2009, which had been announced on May 15, 2009.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend on page 1-2 for a description of the factors that could affect our ability to meet these estimates.

4. Others

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation)

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (“MHSC”) (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the dissolving entity. Accordingly, MHSC, which was a specified subsidiary of MHFG before the combination, ceased to be a specified subsidiary. Please refer to “5. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Additional Information) Matters related to Combination and others” on page 1-11 for more information.

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Mizuho Financial Group, Inc.

(2)	Adopted Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements

(Simplified Accounting Methods)

 Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

‚ Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the fiscal 2008.

a. The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

b. The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

(Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements)

None

(3)	Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

(Standards of Accounting Method)

Accounting Standard for Business Combinations and others

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business departure conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with the first quarter of fiscal 2009.

(Changes in Presentation of Financial Statements)

Quarterly consolidated statement of income

As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements”
(Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with the first quarter of fiscal 2009.

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Mizuho Financial Group, Inc.

5. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

    (1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2009	As of March 31, 2009 (Selected items)
Assets
Cash and Due from Banks	¥4,169,533	¥5,720,253
Call Loans and Bills Purchased	165,208	141,296
Receivables under Resale Agreements	8,036,971	6,270,321
Guarantee Deposits Paid under Securities Borrowing Transactions	5,397,125	5,819,418
Other Debt Purchased	2,474,300	2,612,368
Trading Assets	14,207,107	13,514,509
Money Held in Trust	99,160	40,693
Securities	34,610,244	30,173,632
Loans and Bills Discounted	67,779,546	70,520,224
Foreign Exchange Assets	966,227	980,003
Derivatives other than for Trading Assets	6,815,865	7,872,780
Other Assets	3,454,450	4,138,508
Tangible Fixed Assets	874,150	842,809
Intangible Fixed Assets	402,928	303,854
Deferred Tax Assets	647,443	722,160
Customers’ Liabilities for Acceptances and Guarantees	4,039,509	3,939,818
Reserves for Possible Losses on Loans	(893,159)	(889,579)
Reserve for Possible Losses on Investments	(2)	(3)

Total Assets	¥153,246,611	¥152,723,070

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Mizuho Financial Group, Inc.

	Millions of yen
	As of June 30, 2009	As of March 31, 2009 (Selected items)
Liabilities
Deposits	¥76,579,540	¥77,179,540
Negotiable Certificates of Deposit	9,634,504	9,359,479
Debentures	2,108,044	2,300,459
Call Money and Bills Sold	6,762,924	6,449,829
Payables under Repurchase Agreements	12,988,436	9,173,846
Guarantee Deposits Received under Securities Lending Transactions	4,654,242	4,110,941
Trading Liabilities	7,535,302	7,995,359
Borrowed Money	7,834,733	8,941,972
Foreign Exchange Liabilities	551,829	591,132
Short-term Bonds	406,796	428,785
Bonds and Notes	4,595,762	4,597,403
Due to Trust Accounts	1,007,515	986,147
Derivatives other than for Trading Liabilities	6,240,727	7,578,211
Other Liabilities	3,271,972	4,620,459
Reserve for Bonus Payments	13,752	47,942
Reserve for Employee Retirement Benefits	44,175	36,329
Reserve for Director and Corporate Auditor Retirement Benefits	1,552	1,978
Reserve for Possible Losses on Sales of Loans	32,917	28,711
Reserve for Contingencies	16,706	20,555
Reserve for Frequent Users Services	1,339	11,389
Reserve for Reimbursement of Deposits	11,285	13,605
Reserve for Reimbursement of Debentures	9,526	8,973
Reserves under Special Laws	2,127	1,750
Deferred Tax Liabilities	10,019	7,486
Deferred Tax Liabilities for Revaluation Reserve for Land	104,231	104,355
Acceptances and Guarantees	4,039,509	3,939,818

Total Liabilities	¥148,459,477	¥148,536,464

Net Assets
Common Stock and Preferred Stock	¥1,540,965	¥1,540,965
Capital Surplus	280,405	411,318
Retained Earnings	603,061	608,053
Treasury Stock	(5,312)	(6,218)

Total Shareholders’ Equity	2,419,120	2,554,119

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	7,096	(519,574)
Net Deferred Hedge Gains, net of Taxes	74,289	67,525
Revaluation Reserve for Land, net of Taxes	146,266	146,447
Foreign Currency Translation Adjustments	(90,916)	(114,765)

Total Valuation and Translation Adjustments	136,735	(420,367)

Stock Acquisition Rights	821	1,187
Minority Interests	2,230,456	2,051,667

Total Net Assets	4,787,134	4,186,606

Total Liabilities and Net Assets	¥153,246,611	¥152,723,070

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Mizuho Financial Group, Inc.

    (2) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen

	For the three months ended June 30, 2008	For the three months ended June 30, 2009
Ordinary Income	¥957,374	¥703,470
Interest Income	606,843	411,623
Interest on Loans and Bills Discounted	367,330	290,942
Interest and Dividends on Securities	120,977	74,710
Fiduciary Income	13,002	10,483
Fee and Commission Income	114,577	126,654
Trading Income	59,306	85,791
Other Operating Income	109,974	43,826
Other Ordinary Income	53,668	25,091

Ordinary Expenses	873,576	718,669
Interest Expenses	353,370	130,459
Interest on Deposits	119,691	52,242
Interest on Debentures	4,800	3,550
Fee and Commission Expenses	26,028	24,969
Trading Expenses	76,774	—
Other Operating Expenses	23,644	39,157
General and Administrative Expenses	296,473	326,880
Other Ordinary Expenses	97,285	197,202

Ordinary Profits (Losses)	83,798	(15,198)

Extraordinary Gains	32,936	85,684

Extraordinary Losses	11,504	49,691

Income before Income Taxes and Minority Interests	105,230	20,794

Income Taxes:
Current	4,312	9,114
Refund of Income Taxes	—	(4,148)
Deferred	(41,109)	(9,845)
Total Income Taxes	(36,797)	(4,879)

Income before Minority Interests		25,673

Minority Interests in Net Income	9,039	30,165

Net Income (Loss)	¥132,987	¥(4,491)

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Mizuho Financial Group, Inc.

(3) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(4) SEGMENT INFORMATION BY TYPE OF BUSINESS

Segment Information by Type of Business

For the three months ended June 30, 2008

	Millions of yen

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	740,898	186,134	30,341	957,374	—	957,374
(2) Inter-segment Ordinary Income	14,994	20,174	26,800	61,969	61,969	—

Total	755,893	206,309	57,141	1,019,343	61,969	957,374

Ordinary Profits (Losses)	88,795	(1,468)	4,406	91,733	7,935	83,798

Notes:
1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and other

For the three months ended June 30, 2009

	Millions of yen

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	573,781	106,670	23,019	703,470	—	703,470
(2) Inter-segment Ordinary Income	8,410	6,017	28,316	42,745	42,745	—

Total	582,192	112,687	51,335	746,216	42,745	703,470

Ordinary Profits (Losses)	(41,357)	32,060	(178)	(9,475)	5,722	(15,198)

Notes:
1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and other

(5) NOTE FOR SIGNIFICANT CHANGES IN THE AMOUNT OF SHAREHOLDERS’ EQUITY

	Millions of yen

	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2009	1,540,965	411,318	608,053	(6,218)	2,554,119
Changes for the three months ended June 30, 2009
Cash Dividends	—	—	(131,015)	—	(131,015)
Net Loss	—	—	(4,491)	—	(4,491)
Repurchase of Treasury Stock	—	—	—	(1)	(1)
Disposition of Treasury Stock	—	—	(578)	907	329
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	(130,913)	130,913	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	181	—	181
Total Changes for the three months ended June 30, 2009	—	(130,913)	(4,991)	905	(134,998)

Balance as of June 30, 2009	1,540,965	280,405	603,061	(5,312)	2,419,120

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Mizuho Financial Group, Inc.

(Additional Information)

Matters related to Combination and others

Mizuho Securities Co., Ltd. (“former MHSC”), MHFG’s consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate under the equity method, signed the merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger (“Merger”) took effect on May 7, 2009.

 Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, voting rights ratio, and grounds for determination of the acquiring company

a.	Name of the acquired company	Shinko Securities Co., Ltd.

b.	Business type	Financial Instruments Business

c.	Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage Shinko’s strength as a securities arm of a banking institution, to become more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.

d.	Date of the combination	May 7, 2009

e.	Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the dissolving entity.

f.	Name of the company after the combination	Mizuho Securities, Co., Ltd.

g.	Voting rights ratio	Voting rights ratio held before the combination: 27.32% Voting rights ratio additionally obtained on the combination date: 32.19% Voting rights ratio after acquisition: 59.51%

h.	Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legal dissolving entity, holds over half of the new company’s voting rights as a result of the Merger, the former MHSC is the acquiring company and Shinko is the acquired company under Accounting Standard for Business Combinations.

‚ Period of the acquired company’s results included in the quarterly consolidated financial statements

From May 7, 2009 to June 30, 2009

1-11

Mizuho Financial Group, Inc.

ƒ Acquisition cost and its breakdown of the acquired company

Consideration for acquisition: Common stock of the former MHSC	¥107,864 million

Expenses directly necessary for the combination: Advisory fees and others	¥118 million

Acquisition cost:	¥107,983 million

„ Merger ratio, calculation method, number of new shares to be issued, and gains and losses on gradual acquisition

a. Merger ratio:

Company Name	Shinko (surviving entity)	Former MHSC (dissolving entity)
Merger Ratio	1	122

b. Calculation method of merger ratio:

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

c. Number of new shares to be issued:

Shares of common stock: 815,570,000 shares

d. Gains and losses on gradual acquisition:	¥(13,670) million (included in Extraordinary Losses)

… Amount, cause, and accounting method of negative goodwill incurred

a. Amount of negative goodwill incurred: ¥67,916 million (included in Extraordinary Gains)

b. Cause:

Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost

c. Accounting method:

Recorded as profits for the fiscal year in which the negative goodwill incurred due to early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008).

† Amount and breakdown of assets received and liabilities undertaken on the combination date

a. Assets:

Total assets:	¥2,321,155 million

Trading assets included in the above:	¥1,008,003 million

b. Liabilities:

Total liabilities:	¥2,020,673 million

Trading liabilities included in the above:	¥671,840 million

1-12

Mizuho Financial Group, Inc.

‡ Amount allocated to Intangible Fixed Assets other than goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a. Amount allocated to Intangible Fixed Assets:	¥73,949 million

b. Breakdown by major type:

Customer-Related Assets:	¥73,949 million

c. Weighted-average amortization period in total and by major type:

Customer-Related Assets:	16 years

ˆ Gains and losses on the change in equity position due to the merger of the acquiring company:

¥(34,408) million (included in Extraordinary Losses)

1-13

Mizuho Financial Group, Inc.

(Subsequent Events)

MHFG’s Board of Directors, at the meeting held on July 1, 2009, resolved to issue new shares and conduct a secondary offering of its shares, and to withdraw the shelf registration (registered on May 15, 2009) statement in Japan for future equity issuances.

Furthermore, issue price and others concerning the issuance of new shares and the secondary offering of shares were determined on July 15, 2009 as described below.

 Issuance of New Shares by way of Offering (Public Offering)

a. Number of Shares to be Offered:	2,804,400,000 shares

b. Total Amount to be Paid:	¥494,696,160,000

c. Payment Date:	July 23, 2009

‚ Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)

a. Number of Shares to be Sold:	195,600,000 shares

b. Total Amount of Selling Price:	¥35,990,400,000

c. Delivery Date:	July 24, 2009

ƒ Issuance of New Shares by way of Third-Party Allotment

a. Number of Shares to be Issued (maximum):	195,600,000 shares

b. Total Amount to be Paid (maximum):	¥34,503,840,000

c. Payment Date:	August 5, 2009

The number of shares to be issued and total amount to be paid with regard to the issuance of new shares by way of third-party allotment mentioned in ƒ above represent the maximum amounts. As a result, a part or all of the shares to be issued may not be subscribed for, which may result in a decrease in the definitive number of shares to be issued, or in the entire cancellation of the issuance.

1-14

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2009

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

•SUMMARY RESULTS FOR THE FIRST QUARTER OF FISCAL 2009			Page
2 - 1

•FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2009	See above Notes		Page

1. Income Analysis	CON	NON	3 - 1

2. Net Gains/Losses on Stocks	NON		3 - 3

3. Unrealized Gains/Losses on Securities	CON	NON	3 - 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3 - 6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3 - 7

6. Status of Deposits and Loans	NON		3 - 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the First Quarter of Fiscal 2009

I. Summary of Income Analysis

•	Consolidated Net Business Profits

•	Consolidated Gross Profits for the three months ended June 30, 2009 increased by JPY 59.9 billion on a year-on-year basis to JPY 483.7 billion.

•

Gross Profits of the banking subsidiaries increased by JPY 49.0 billion on a year-on-year basis, due to an increase in income derived from flexible and timely operations in the Trading segment and other factors partly offset by a decrease in income from Customer Groups mainly due to a decline in deposit income reflecting the drop in market interest rates. G&A expenses remained almost flat due to our overall cost reduction efforts, despite an approximately JPY 9.0 billion increase in expenses associated with employee retirement benefits.

•

Aggregated consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities* and Mizuho Investors Securities) increased by JPY 48.6 billion on a year-on-year basis, mainly due to, in addition to an increase in commission income, the effect of the merger with Shinko Securities.

[*	Our financial results for the first quarter of fiscal 2008 did not include Net Operating Revenues of Shinko Securities (JPY 32.3 billion), since Shinko Securities was an affiliate under the equity method of our group at that time.]

•	As a result, Consolidated Net Business Profits amounted to JPY 160.1 billion, a year-on-year increase of JPY 33.0 billion.

•	Consolidated Net Income

•	Consolidated Net Income for the three months ended June 30, 2009 amounted to JPY -4.4 billion, a year-on-year decrease of JPY 137.4 billion.

•	Consolidated Credit-related Costs amounted to JPY 76.0 billion, and Credit Cost Ratio of the 3 Banks was 35bps**, an improvement from 69bps for the full fiscal 2008.

**	Credit-related Costs for the first quarter of fiscal 2009 x 4 / Total claims under the Financial Reconstruction Law as of June 30, 2009 (aggregated amount of banking account and trust account)

•	The total P&L impact of the global financial market turmoil for our group for the first quarter of fiscal 2009 stayed at a loss of approximately JPY 8.0 billion.

•

As for credit and equity derivatives transactions entered into for hedging purposes at the banking subsidiaries, we recognized valuation losses related to such hedging transactions due to improvements in the credit and stock markets during the first quarter of fiscal 2009.

- Losses on credit derivatives for credit risk hedging purposes:	JPY -60.6 Bn
- Losses on equity derivatives:	JPY -27.3 Bn

•

Net Extraordinary Gains on our consolidated basis in connection with the consummation of the merger between Mizuho Securities and Shinko Securities in May 2009 amounted to JPY 19.8 billion (negative goodwill incurred profits associated with the merger of these securities companies and other factors. Please refer to page 2-4).

(Consolidated)

	1Q of FY2009 (Apr. 1 - Jun. 30, 2009)
		Change from 1Q of FY2008
(JPY Bn)
Consolidated Gross Profits	483.7	59.9
Consolidated Net Business Profits *1	160.1	33.0
Credit-related Costs	-76.0	-71.2
Net Gains (Losses) related to Stocks	-19.8	-45.3
Ordinary Profits	-15.1	-98.9
Net Income	-4.4	-137.4

Net valuation gains (losses) related to hedging transactions *2	-88.0	-57.2
Net extraordinary gains due to the merger of the securities companies	19.8	19.8

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments
*2	Credit derivatives for credit risk hedging purposes + equity derivatives

(Reference) 3 Banks

	1Q of FY2009 (Apr. 1 - Jun. 30, 2009)
		Change from 1Q of FY2008
(JPY Bn)
Gross Profits	390.6	* 49.0
G&A Expenses (excluding Non-Recurring Losses)	-227.1	-0.3
Net Business Profits	163.5	48.7
Credit-related Costs	-66.6	-64.0
Net Gains (Losses) related to Stocks	-17.8	-39.3
Ordinary Profits	-20.5	-60.4
Net Income	5.2	-119.9

*	Includes impact on banking subsidiaries (JPY 45.0 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs

2-1

II. Enhancement of Profitability

•	Net Interest Income

•	The average loan balance for the first quarter of fiscal 2009 increased by JPY 0.4 trillion from the second half of fiscal 2008.

•

The domestic loan-and-deposit rate margin for the same period increased at Mizuho Corporate Bank. Meanwhile, the aggregate figure of domestic operations decreased slightly by 0.02% from that for the first quarter and for the fourth quarter of fiscal 2008, respectively, as shown on the graph below.

•	As a result, Net Interest Income on a consolidated basis for the first quarter of fiscal 2009 increased by JPY 27.6 billion on a year-on-year basis to JPY 281.1 billion.

*1	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc. Balance for overseas branches includes foreign exchange translation impact.
*2	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government

•	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for the first quarter of fiscal 2009 increased by JPY 0.2 billion on a year-on-year basis to JPY 62.0 billion.

•

As for our business with individual customers, fee income associated with sales of investment trusts and individual annuities for the first quarter of fiscal 2009 decreased on a year-on-year basis, due to stagnant stock market conditions and other factors.

As for our business with corporate customers on the other hand, fee and commission income from solution-related business increased on a year-on-year basis.

2-2

III. Financial Soundness

•	With respect to our financial soundness, although our NPL Ratio increased by 0.13% from March 31, 2009, it remained at a low level of 1.90%.

•	Unrealized Gains (Losses) on Other Securities improved by JPY 594.6 billion from March 31, 2009.

•	We will announce the Capital Adequacy Ratio (as of June 30, 2009) at a later date.

		June 30, 2009
			Change from March 31, 2009
	(JPY Bn, %)
Net Deferred Tax Assets (DTAs) (Consolidated)		637.4	-77.2
Disclosed Claims under the Financial Reconstruction Law (3 Banks)		1,443.3	58.5
NPL Ratio		1.90%	0.13%
Unrealized Gains (Losses) on Other Securities (Consolidated) *1		22.2	594.6

*1	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments.

For Floating-rate Japanese Government Bonds and the vast majority of foreign currency denominated securitization products, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value since fiscal 2008.

•	The total balance of securitization products and details as of June 30, 2009 are shown on the table below.

Please refer to the attachment, “Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures”.

[The group in total] (JPY Bn)

	[balances on managerial accounting and fair value basis]	June 30, 2009*2
Foreign currency denominated		601	(36)
RMBS, ABSCDO		251	(1)
Yen denominated		2,557	(143)
Securitization Products		3,159	(179)

*2	Figures in brackets are the balances of Mizuho Securities including its overseas subsidiaries (all of which are held in trading accounts)

IV. Disciplined Capital Management

In light of factors including the current financial market turmoil and global economic downturn, we have been putting more priority on “strengthening of stable capital base” in order to prepare for a further adverse business environment.

More specifically, our medium-term target is to increase our consolidated Tier 1 capital ratio to 8% level, and we aim to maintain our prime capital at a level of more than half of our Tier 1 capital.

•	Increase of our prime capital

•

In July 2009, we decided to issue common stock (the number of shares to be issued (maximum): 3 billion shares, total amount to be paid (maximum): JPY 529.2 billion) for the purpose of increasing our prime capital. Our decision is aimed at, in light of the current uncertainty over the economy, securing a solid and sufficient capital buffer in preparation for a further adverse business environment and ensuring the flexibility to capture business opportunities leading to our future growth and to respond to customer needs.

•	Strengthening of our capital base through issuance of “non-dilutive” preferred securities

•

We issued preferred debt securities in the amount of JPY 139.5 billion in June 2009 through our overseas special purpose subsidiaries, so as to further increase our group’s capital base in light of the current financial market turmoil on top of securing the agility and improving the flexibility of our capital strategy.

•	Meanwhile, we made a full redemption of JPY 176.0 billion of preferred debt securities which became redeemable at the issuer’s option in June 2009.

*	We may issue additional preferred debt securities through overseas special purpose subsidiaries in the near future.

We continue to pursue “disciplined capital management”, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors.

2-3

[Reference]

1.	Breakdown of Extraordinary Gains (Losses) recorded in connection with the Consummation of the Merger of our Securities Companies

•	Mizuho Securities (Consolidated)

(JPY Bn)
Negative goodwill incurred profits*	110.2

•	Mizuho Financial Group (Consolidated)

Net extraordinary gains (losses) on a consolidated basis	19.8
Negative goodwill incurred profits*	67.9
Revaluation gains (losses) on Shinko Securities shares held prior to the merger*	-13.6
Gains (losses) on the change of our equity position in Mizuho Securities	-34.4

*	Early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008)

2. Breakdown of Earnings by Business Segment

[3 Banks]

		1Q of FY2009 (Apr. 1 -Jun. 30, 2009)
	(JPY Bn)		Change from 1Q of FY2008
Gross Profits		274.6	-33.5
G&A Expenses		-183.0	-0.9
Customer Groups		91.5	-34.5
Gross Profits		116.0	82.6
G&A Expenses		-44.0	0.6
Trading & Others		72.0	83.2
Gross Profits		390.6	49.0
G&A Expenses		-227.1	-0.3
Net Business Profits		163.5	48.7

(Note)	The figures of each segment are shown based on the internal management data for reference purposes.

The figures of “1Q of FY2009” reflect effects from changes in managerial accounting rules of Mizuho Bank (such as those for internal transfer rates for funding).

“Change from 1Q of FY2008” was calculated based on managerial accounting rules before the changes.

The figures of 1Q of FY2009 before changes in managerial accounting rules are as follows; “Customer Groups” (JPY 97.5 billion), “Trading and Others” (JPY 65.9 billion).

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Attachment

Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

1. Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

		Balances as of	Marks (%) as of	Balances as of	Marks (%) as of	Unrealized Gains/Losses as of	Realized Gains/Losses	(Reference)
	(JPY Bn, round figures)	Mar. 31, 2009*1,2	Mar. 31, 2009	Jun. 30, 2009*1,2	Jun. 30, 2009	Jun. 30, 2009*2	for 1Q FY2009 (Apr.1-Jun. 30, 2009)*1,2	Hedged proportions*3
	3 Banks (including overseas subsidiaries) = Banking account	(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	540	62	*4 565	64	-27	0	approx.50%
2	ABSCDOs, CDOs	49	23	40	20	-1	-1	approx.30%
3	CDOs backed by RMBS	5	3	*5 4	3	0	-0	—
4	CDOs except above	*6 44	55	*6 36	51	-1	-1	approx.30%
5	CDOs backed by claims against corporations	44	55	36	51	-1	-1	approx.30%
6	CDOs backed by CMBS	—	—	—	—	—	—	—
7	RMBS	188	68	210	72	-14	2	approx.60%
8	RMBS with underlying assets in US	*7 —	*7 —	*7 —	*7 —	*7 —	*7 —	—
9	RMBS except above (RMBS with underlying assets mainly in Europe	188	68	210	72	-14	2	approx.60%
10	ABS, CLOs and others	303	79	315	82	-12	-1	approx.50%
11	CLOs	182	90	190	93	-7	0	approx.50%
12	ABS	69	77	71	82	-2	2	approx.40%
13	CMBS	52	76	54	75	-3	-3	approx.50%
14	SIV-related	—	—	—	—	—	—	—

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approximately JPY 28 billion as of Jun. 30, 2009. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2009 and Jun. 30, 2009 were those after being offset by the amount of Reserve for Possible Losses on Investments.
*2	With respect to the vast majority of credit investments in securitization products made as an alternative to loans by our European and North American offices, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value since fiscal 2008.
*3	The proportions of balances (fair value) of the securitization products, as of Jun. 30, 2009, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity.

In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS counterparties†1:

Financial services subsidiary (A- rating) of a multi-line insurance company: approximately JPY 165 billion

Government-affiliated financial institution (AA- rating): approximately JPY 95 billion

†1 Notional amount basis. Ratings were based on the lowest external ratings as of Jun. 30, 2009.

*4	The change in balance from Mar. 31, 2009 (approximately JPY +25 billion) included approximately JPY 11 billion increase in balance due to foreign exchange translation impact primarily caused by depreciation of Japanese yen against European currencies.
*5	The proportion of US subprime mortgage loan-related assets to the total underlying assets of this CDO was up to approximately 40%.

The entire balance (fair value) consisted of Super Senior tranche.

*6	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*7	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

2-5

Securities Subsidiaries

	(JPY Bn, round figures)	Balances as of Mar. 31, 2009	Marks (%) as of Mar. 31, 2009	Balances as of Jun. 30, 2009	Marks (%) as of Jun. 30, 2009	Realized Gains/Losses for 1Q FY2009 (Apr.1-Jun.30, 2009)
	Mizuho Securities (including overseas subsidiaries) =Trading account	(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	39	12	*1 36	11	1
2	ABSCDOs, CDOs	6	2	1	0	-0
3	CDOs backed by RMBS	6	2	*2 1	0	-0
4	CDOs except above	—	—	—	—	0
5	CDOs backed by claims against corporations	—	—	—	—	—
6	CDOs backed by CMBS	—	—	—	—	0
7	RMBS	1	1	0	1	0
8	RMBS backed by US subprime mortgage loans	0	2	0	1	-0
9	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*3 1	*3 1	*3 0	*3 1	*3 0
10	RMBS backed by mid-prime loans (Alt-A)	0	1	0	1
11	ABS, CLOs and others	32	79	35	80	1
12	CLOs	24	83	24	82	-0
13	CMBS	0	14	0	14	-0
14	SIV-related	*4 8	72	*4 11	78	1

*1	The change in balance from Mar. 31, 2009 (approximately JPY -3 billion) included approximately JPY 1 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against the US dollar.
*2	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approximately 20%. Approximately 40% of the balance (fair value) consisted of Super Senior tranche.
*3	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).
*4	Obtained senior bonds issued by a SIV, in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to CDO structuring business.

(Reference) Credit Default Swaps related to securitization products (as of Jun. 30, 2009)

—	The notional amount of CDS referring to securitization products at Mizuho Securities was approximately JPY 265 billion (approximately JPY 298 billion as of Mar. 31, 2009), and the fair value of the relevant reference assets (securitization products) was approximately JPY 222 billion (approximately JPY 208 billion as of Mar. 31, 2009). NPV, or the estimated amount claimable for the settlement of the CDS, was approximately JPY 43 billion, which was the difference between the notional amount and the fair value. The net estimated amount claimable for the settlement of the CDS after deducting reserves for counterparty risks (approximately JPY 10 billion) was approximately JPY 33 billion.

(The above included CDS contracts with a US monoline (external ratings as of Jun. 30, 2009: AA-*1), of which the notional amount was approximately JPY 21 billion and the fair value of the relevant reference assets was approximately JPY 16 billion.)

*1 Based on the lowest external ratings as of Jun. 30, 2009.

—	More than 40% of the notional amount of the above CDS contracts was with counterparties with external ratings in the “AA” range or higher (as of Jun. 30, 2009), and the relevant reference assets were securitization products backed mainly by claims against corporations.

2-6

2. Other relevant information (June 30, 2009)

(The figures below are rounded to JPY 1 Bn)

Banking Subsidiaries

•	Loans Held for Sale (for which Reserve for Possible Losses on Sales of Loans was recorded)

•

Approximately JPY 33 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 99 billion of Loans Held for Sale associated with overseas LBO and other transactions (Reserve ratio: 33.4%)

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 38.7%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Out of the above-mentioned JPY 99 billion, the LBO/MBO related Loans Held for Sale amounted to approximately JPY 84 billion, and the relevant reserve ratio was 35.4%.

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 41.0%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Overseas ABCP program-related

•

The total assets of approximately JPY 96 billion acquired by overseas ABCP conduits, for which Mizuho Corporate Bank acted as a sponsor, included approximately JPY 36 billion of securitization products that were backed by credit card receivables and account receivables. No US subprime mortgage loan-related assets were included.

•

The balance of securitization products acquired by the aforementioned overseas ABCP conduits decreased by approximately JPY 46 billion from that as of Mar. 31, 2009 primarily due to redemptions at maturities.

•	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•	Approximately JPY 4 billion of securitization products held by Mizuho Corporate Bank, which were backed by auto lease receivables.

(Mizuho Corporate Bank acquired these securitization products as a substitution payment of a loan provided to its sponsoring overseas ABCP conduit in the first quarter of fiscal 2009. (As of Mar. 31, 2009, Mizuho Corporate Bank recorded approximately JPY 4 billion of Reserve for Contingencies for the equivalent amount of the entire valuation losses on approximately JPY 7 billion of these securitization products as shown in our fiscal 2008 financial results.) The balance of these securitization products was included in line 12 (ABS) in the table on page 2-5.)

Loans guaranteed by US monolines

•

Approximately JPY 15 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 7 billion was drawn down). No US subprime mortgage loan-related exposures were included.

•	There were no particular concerns about the credit conditions of the aforementioned projects as of Jun. 30, 2009.

(Note)	For the purpose of reference to the Mizuho Financial Group’s exposures related to US monolines, page 2-6 describes our securities subsidiaries’ exposures to such counterparties of credit default swaps (CDS) referring to securitization products, in addition to the above-mentioned transactions of the banking subsidiaries.

•	Investments and loans associated with SIVs

•	All exposures had already been written-off in fiscal 2007.

•	Warehousing loan business*1 related to US subprime mortgage loans

•	Nil

*1	Loans provided to other financial institutions in connection with their structuring of securitization products until such products are sold.

•	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 34 billion (Approximately 20% of the lenders concerned had external ratings in the “A” range*2, and the rest had ratings in the “BB” range*2).

*2	Based on the lowest external ratings as of Jun. 30, 2009.

2-7

(The figures below are rounded to JPY 1 Bn)

Banking and Securities Subsidiaries

•	US government-owned corporation (Ginnie Mae) bonds and GSE (government-sponsored enterprises: Fannie Mae, Freddie Mac) bonds

Banking Subsidiaries (Banking Account)

•	The total balance of the above bonds held was approximately JPY 672 billion, with approximately JPY 3 billion of unrealized gains.

•	Out of the total balance, approximately JPY 669 billion was RMBS guaranteed by the Government National Mortgage Association (Ginnie Mae), a corporation wholly-owned by the US government.

Securities Subsidiaries (Trading Account)

•	The total balance of RMBS, which were issued or guaranteed by the US government-owned corporation or GSE, was minimal.

•

Approximately JPY 137 billion of the corporate bonds issued by Fannie Mae and Freddie Mac was held for the purpose of, among other things, market-making activities in the US, and all the bonds were subject to mark-to-market accounting so that there were no unrealized losses (The recorded losses in the first quarter of fiscal 2009 were minimal).

There was no holding of stocks of these entities.

2-8

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2009

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2009	Change	First Quarter of Fiscal 2008	Fiscal 2008
Consolidated Gross Profits	1	483.7	59.9	423.8	1,806.9
Net Interest Income	2	281.1	27.6	253.4	1,068.8
Fiduciary Income	3	10.4	(2.5)	13.0	55.8
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	101.6	13.1	88.5	416.6
Net Trading Income	6	85.7	103.2	(17.4)	301.5
Net Other Operating Income	7	4.6	(81.6)	86.3	(35.9)
General and Administrative Expenses	8	(326.8)	(30.4)	(296.4)	(1,192.7)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(93.1)	(66.2)	(26.9)	(554.3)
Net Gains (Losses) related to Stocks	10	(19.8)	(45.3)	25.5	(400.2)
Equity in Income from Investments in Affiliates	11	0.4	(1.1)	1.6	(3.5)
Other	12	(59.5)	(15.7)	(43.8)	(51.1)

Ordinary Profits	13	(15.1)	(98.9)	83.7	(395.1)
Net Extraordinary Gains (Losses)	14	35.9	14.5	21.4	(10.7)
Reversal of Reserves for Possible Losses on Loans, etc.	15	17.1	(5.0)	22.1	17.6

Income before Income Taxes and Minority Interests	16	20.7	(84.4)	105.2	(405.8)
Income Taxes	17	4.8	(31.9)	36.7	(157.3)
Income before Minority Interests	18	25.6	(116.3)	142.0	(563.2)
Minority Interests in Net Income	19	(30.1)	(21.1)	(9.0)	(25.5)

Net Income	20	(4.4)	(137.4)	132.9	(588.8)

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(76.0)	(71.2)	(4.7)	(536.7)

* Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit

                                                Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	160.1	33.0	127.0	622.6

* Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-

                                                                       Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	165	18	147	145
Number of affiliates under the equity method	24	23	—	23	22

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		First Quarter of Fiscal 2009					First Quarter of Fiscal 2008	Fiscal 2008
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	204.3	158.0	28.2	390.6	49.0	341.5	1,485.9
Net Interest Income	2	161.4	121.2	10.4	293.1	67.6	225.4	968.8
Fiduciary Income	3			10.2	10.2	(2.3)	12.5	54.5
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income	5	30.4	26.4	5.2	62.0	0.2	61.8	299.2
Net Trading Income	6	15.5	7.1	0.6	23.3	67.8	(44.5)	192.8
Net Other Operating Income	7	(3.0)	3.2	1.6	1.8	(84.3)	86.2	(29.4)
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(142.8)	(61.1)	(23.1)	(227.1)	(0.3)	(226.7)	(909.3)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	61.5	96.9	5.0	163.5	48.7	114.7	576.6
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	2.5	(12.1)	(0.2)	(9.8)	(13.2)	3.4	(107.0)

Net Business Profits	11	64.0	84.8	4.7	153.6	35.4	118.2	469.6
Net Gains (Losses) related to Bonds	12	3.4	3.9	1.5	8.9	(3.4)	12.4	(46.5)
Net Non-Recurring Gains (Losses)	13	(64.7)	(100.3)	(9.1)	(174.1)	(95.8)	(78.3)	(989.9)
Net Gains (Losses) related to Stocks	14	(19.4)	1.6	(0.0)	(17.8)	(39.3)	21.4	(444.2)
Expenses related to Portfolio Problems	15	(31.7)	(38.5)	(2.4)	(72.7)	(26.7)	(45.9)	(448.2)
Other	16	(13.5)	(63.4)	(6.6)	(83.5)	(29.7)	(53.8)	(97.4)

Ordinary Profits	17	(0.7)	(15.4)	(4.3)	(20.5)	(60.4)	39.9	(520.2)
Net Extraordinary Gains (Losses)	18	10.0	5.1	0.2	15.4	(26.3)	41.8	82.7
Reversal of Reserves for Possible Losses on Loans, etc.	19	10.2	5.6	0.0	15.9	(23.9)	39.9	15.9
Reversal of Reserve for Possible Losses on Investments	20	—	—	—	—	(0.2)	0.2	83.6

Income before Income Taxes	21	9.3	(10.3)	(4.0)	(5.0)	(86.8)	81.7	(437.4)
Income Taxes	22	10.2	(0.7)	0.9	10.3	(33.0)	43.4	(139.4)

Net Income	23	19.5	(11.1)	(3.1)	5.2	(119.9)	125.1	(576.9)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(18.9)	(44.9)	(2.7)	(66.6)	(64.0)	(2.5)	(539.3)

* Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for

                                                Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] +

                                                Credit Costs for Trust Accounts [4]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	2.5	(12.1)	(0.2)	(9.8)	(74.6)	64.8	(107.0)
Losses on Write-offs of Loans	27	(13.8)	(19.1)	(1.8)	(34.8)	(17.5)	(17.3)	(255.0)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(6.1)	(12.3)	(0.5)	(19.0)	28.4	(47.4)	(158.8)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.0	0.0	0.0	0.0	0.0	(0.5)
Reversal of (Provision for) Reserve for Contingencies	30	—	(0.1)	0.0	(0.1)	2.5	(2.6)	(2.8)
Other (including Losses on Sales of Loans)	31	(1.4)	(1.3)	—	(2.8)	(2.8)	0.0	(14.9)
Total	32	(18.9)	(44.9)	(2.7)	(66.6)	(64.0)	(2.5)	(539.3)

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	First Quarter of Fiscal 2009 (A)	Change (A) - (B)	First Quarter of Fiscal 2008 (B)
Net Gains (Losses) related to Stocks	(17.8)	(39.3)	21.4
Gains on Sales	13.5	(22.1)	35.7
Losses on Sales	(1.6)	(1.3)	(0.3)
Impairment “Devaluation”	(1.2)	0.0	(1.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(1.1)	(1.1)	—
Gains (Losses) on Derivatives other than for Trading	(27.3)	(14.7)	(12.6)

Mizuho Bank

	First Quarter of Fiscal 2009 (A)	Change (A) - (B)	First Quarter of Fiscal 2008 (B)
Net Gains (Losses) related to Stocks	(19.4)	(43.6)	24.1
Gains on Sales	0.6	(25.0)	25.7
Losses on Sales	(0.5)	(0.2)	(0.3)
Impairment “Devaluation”	(0.1)	0.6	(0.7)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(19.4)	(18.9)	(0.4)

Mizuho Corporate Bank

	First Quarter of Fiscal 2009 (A)	Change (A) - (B)	First Quarter of Fiscal 2008 (B)
Net Gains (Losses) related to Stocks	1.6	5.0	(3.3)
Gains on Sales	12.8	3.4	9.3
Losses on Sales	(1.0)	(1.0)	(0.0)
Impairment “Devaluation”	(1.0)	(0.5)	(0.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(1.1)	(1.1)	—
Gains (Losses) on Derivatives other than for Trading	(7.9)	4.2	(12.1)

Mizuho Trust & Banking

	First Quarter of Fiscal 2009 (A)	Change (A) - (B)	First Quarter of Fiscal 2008 (B)
Net Gains (Losses) related to Stocks	(0.0)	(0.7)	0.7
Gains on Sales	0.0	(0.6)	0.7
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment “Devaluation”	(0.0)	(0.0)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.0)	(0.0)	—

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

CONSOLIDATED

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2009				As of March 31, 2009				As of June 30, 2008
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHFG (Consolidated)
Other Securities	33,437.3	82.7	683.9	601.1	29,204.1	(509.6)	393.2	902.8	32,297.0	799.6	1,524.2	724.5
Japanese Stocks	3,060.3	291.4	540.8	249.4	2,605.2	(183.7)	284.9	468.6	4,512.8	1,331.2	1,488.9	157.6
Japanese Bonds	22,557.1	63.2	79.0	15.7	19,507.6	11.5	43.6	32.1	17,048.6	(202.8)	1.7	204.5
Other	7,819.8	(271.8)	64.0	335.9	7,091.2	(337.4)	64.5	401.9	10,735.6	(328.7)	33.6	362.3

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*	Unrealized Gains/Losses include ¥60.5 billion, ¥62.7 billion, and ¥(5.7) billion, which were recognized in the statement of income as of the end of June 2009, as of the end of March 2009, and as of the end of June 2008, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of June 30, 2009				As of March 31, 2009				As of June 30, 2008
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	286.6	1.7	1.7	—	179.1	1.5	1.5	—	516.4	2.1	2.5	0.3

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2009				As of March 31, 2009				As of June 30, 2008
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	15,552.7	12.0	176.2	164.1	13,212.8	(142.1)	97.5	239.6	12,669.3	(36.5)	195.8	232.3
Japanese Stocks	763.3	7.6	110.1	102.5	654.7	(101.8)	51.1	153.0	991.2	98.9	190.8	91.8
Japanese Bonds	12,156.6	39.9	48.3	8.3	9,814.4	13.0	26.6	13.5	8,513.7	(84.7)	0.5	85.3
Other	2,632.7	(35.5)	17.7	53.3	2,743.6	(53.3)	19.7	73.0	3,164.2	(50.7)	4.4	55.1
MHCB
Other Securities	15,342.8	44.5	420.9	376.4	13,556.6	(345.9)	242.1	588.1	17,588.1	680.8	1,133.9	453.1
Japanese Stocks	2,034.6	207.8	351.6	143.8	1,741.3	(120.9)	181.5	302.5	3,174.7	1,034.1	1,103.1	68.9
Japanese Bonds	8,797.1	19.5	25.6	6.0	7,939.1	(0.4)	14.5	15.0	7,419.4	(84.5)	0.9	85.4
Other	4,510.9	(182.9)	43.6	226.5	3,876.1	(224.5)	46.0	270.5	6,993.8	(268.8)	29.9	298.7
MHTB
Other Securities	1,961.3	26.5	63.7	37.2	1,998.3	(18.4)	33.2	51.7	1,614.4	90.6	134.8	44.2
Japanese Stocks	219.7	47.7	58.0	10.2	181.8	9.4	30.2	20.7	318.6	129.2	134.1	4.9
Japanese Bonds	1,175.5	3.0	4.4	1.3	1,480.7	(1.5)	1.9	3.5	913.9	(33.4)	0.2	33.6
Other	566.0	(24.2)	1.3	25.5	335.7	(26.2)	1.1	27.4	381.8	(5.1)	0.5	5.7
Total
Other Securities	32,856.9	83.0	660.9	577.8	28,767.8	(506.5)	373.0	879.5	31,871.8	734.9	1,464.6	729.7
Japanese Stocks	3,017.7	263.1	519.8	256.6	2,577.9	(213.3)	262.9	476.3	4,484.6	1,262.4	1,428.0	165.6
Japanese Bonds	22,129.3	62.5	78.3	15.7	19,234.3	11.0	43.1	32.1	16,847.2	(202.7)	1.7	204.4
Other	7,709.7	(242.7)	62.7	305.4	6,955.5	(304.1)	66.8	371.0	10,539.9	(324.7)	34.8	359.6

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.

*	Unrealized Gains/Losses include ¥88.1 billion, ¥91.4 billion, and ¥(5.7) billion, which were recognized as Income/Loss as of the end of June 2009, as of the end of March 2009, and as of the end of June 2008, respectively, by applying the fair-value hedge method and others.

3-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of June 30, 2009				As of March 31, 2009				As of June 30, 2008
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	286.6	1.7	1.7	—	179.1	1.5	1.5	—	516.4	2.1	2.5	0.3
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	286.6	1.7	1.7	—	179.1	1.5	1.5	—	516.4	2.1	2.5	0.3

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2009				As of March 31, 2009				As of June 30, 2008
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	(7.7)	—	7.7	88.2	(36.1)	—	36.1	88.2	1.4	1.4	—
MHCB	338.0	(54.6)	—	54.6	55.6	(18.8)	—	18.8	29.9	14.5	14.5	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	426.3	(62.3)	—	62.3	143.9	(55.0)	—	55.0	118.2	15.9	15.9	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2009			As of March 31, 2009	As of June 30, 2008
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2009	Change from June 30, 2008
Other Securities	22.2	594.6	(783.2)	(572.3)	805.4
Japanese Stocks	291.4	475.1	(1,039.8)	(183.7)	1,331.2
Japanese Bonds	1.1	55.9	233.3	(54.7)	(232.1)
Other	(270.3)	63.5	23.2	(333.8)	(293.6)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2009			As of March 31, 2009	As of June 30, 2008
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2009	Change from June 30, 2008
Other Securities	(5.0)	592.8	(745.7)	(597.9)	740.7
Japanese Stocks	263.1	476.5	(999.2)	(213.3)	1,262.4
Japanese Bonds	0.5	55.8	232.6	(55.3)	(232.0)
Other	(268.8)	60.4	20.8	(329.2)	(289.6)

3-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2009			As of March 31, 2009			As of June 30, 2008
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	124.6	110.5	14.0	126.0	122.8	3.1	72.2	143.7	(71.5)
MHCB	754.9	570.5	184.4	766.6	589.2	177.4	484.3	519.8	(35.4)
MHTB	56.8	65.5	(8.7)	53.4	61.1	(7.7)	49.6	50.0	(0.4)

Total	936.3	746.5	189.8	946.2	773.3	172.8	606.2	713.7	(107.4)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2009	Change from March 31, 2009	Change from June 30, 2008	As of March 31, 2009	As of June 30, 2008
Consolidated

Claims against Bankrupt and Substantially Bankrupt Obligors	345.0	25.0	152.1	320.0	192.9
Claims with Collection Risk	600.3	(0.5)	160.2	600.8	440.1
Claims for Special Attention	535.1	35.1	43.9	499.9	491.2

Total	1,480.5	59.6	356.2	1,420.9	1,124.2

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	(0.0)	(0.0)	0.0	0.0
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—

Total	3.1	(0.0)	(0.0)	3.1	3.1

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	345.0	25.0	152.1	320.0	192.9
Claims with Collection Risk	603.4	(0.5)	160.1	604.0	443.2
Claims for Special Attention	535.1	35.1	43.9	499.9	491.2

Total	1,483.6	59.6	356.2	1,424.0	1,127.4

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of June 30, 2009	Change from March 31, 2009	Change from June 30, 2008	As of March 31, 2009	As of June 30, 2008
Total (Banking Account + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	329.7	20.9	154.9	308.7	174.7
Claims with Collection Risk	597.1	(0.8)	163.2	598.0	433.9
Claims for Special Attention	516.5	38.5	50.5	477.9	465.9
Sub-total [1]	1,443.3	58.5	368.7	1,384.7	1,074.6
NPL ratio [1]/[2]	1.90%	0.13%	0.50%	1.77%	1.40%
Normal Claims	74,126.7	(2,640.9)	(1,378.9)	76,767.6	75,505.7

Total [2]	75,570.1	(2,582.3)	(1,010.2)	78,152.4	76,580.3

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	223.1	3.7	101.2	219.4	121.8
Claims with Collection Risk	410.4	(4.2)	75.9	414.7	334.4
Claims for Special Attention	253.1	14.2	22.7	238.8	230.3
Sub-total [3]	886.7	13.7	199.9	872.9	686.7
NPL ratio [3]/[4]	2.37%	0.17%	0.49%	2.19%	1.87%
Normal Claims	36,511.1	(2,329.6)	662.8	38,840.8	35,848.2

Total [4]	37,397.8	(2,315.9)	862.8	39,713.8	36,535.0

MHCB

Claims against Bankrupt and Substantially Bankrupt Obligors	49.9	17.2	27.9	32.6	21.9
Claims with Collection Risk	164.4	(9.4)	76.5	173.8	87.8
Claims for Special Attention	249.5	21.9	24.9	227.6	224.6
Sub-total [5]	463.9	29.8	129.4	434.1	334.4
NPL ratio [5]/[6]	1.34%	0.10%	0.43%	1.24%	0.91%
Normal Claims	33,920.9	(500.7)	(2,184.0)	34,421.6	36,104.9

Total [6]	34,384.8	(470.9)	(2,054.5)	34,855.8	36,439.4

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	56.6	(0.0)	25.7	56.7	30.9
Claims with Collection Risk	19.1	12.8	10.6	6.3	8.4
Claims for Special Attention	13.7	2.3	2.9	11.4	10.8
Sub-total [7]	89.5	15.0	39.3	74.4	50.2
NPL ratio [7]/[8]	2.38%	0.28%	0.97%	2.09%	1.40%
Normal Claims	3,665.3	190.4	148.2	3,474.8	3,517.1

Total [8]	3,754.9	205.5	187.5	3,549.3	3,567.3

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	(0.0)	(0.0)	0.0	0.0
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.1	(0.0)	(0.0)	3.1	3.1
NPL ratio [9]/[10]	9.64%	0.26%	1.46%	9.38%	8.18%
Normal Claims	29.3	(0.9)	(6.0)	30.2	35.3

Total [10]	32.4	(0.9)	(6.0)	33.4	38.5

Notes:

1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2.	NPL: Non-Performing Loans

3-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2009	Change from March 31, 2009	Change from June 30, 2008	As of March 31, 2009	As of June 30, 2008
MHBK	56,695.0	1,344.1	962.7	55,350.8	55,732.2
MHCB	17,879.3	(1,734.9)	(1,476.9)	19,614.2	19,356.3
MHTB	2,815.1	(104.9)	48.7	2,920.1	2,766.3

Total	77,389.5	(495.7)	(465.3)	77,885.2	77,854.9

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2009	Change from March 31, 2009	Change from June 30, 2008	As of March 31, 2009	As of June 30, 2008
MHBK	56,668.5	1,347.6	939.1	55,320.8	55,729.4
Individual deposits	33,478.0	563.5	771.7	32,914.4	32,706.3
MHCB	9,892.1	(1,394.4)	609.0	11,286.5	9,283.1
Individual deposits	5.6	2.1	(3.4)	3.5	9.0
MHTB	2,804.5	(111.6)	39.2	2,916.1	2,765.2
Individual deposits	1,835.1	(10.7)	(41.0)	1,845.8	1,876.1

Total	69,365.2	(158.3)	1,587.4	69,523.6	67,777.8
Individual deposits	35,318.7	554.9	727.2	34,763.8	34,591.5

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2009	Change from March 31, 2009	Change from June 30, 2008	As of March 31, 2009	As of June 30, 2008
MHBK	34,869.5	(2,257.0)	1,243.6	37,126.6	33,625.9
MHCB	29,253.5	(657.8)	(1,114.3)	29,911.3	30,367.9
MHTB	3,643.1	203.5	192.0	3,439.5	3,451.1

Total	67,766.3	(2,711.2)	321.3	70,477.5	67,445.0

Note:	Loans to MHFG are included as follows:

As of June 30, 2009: ¥700.0 billion (from MHBK)

As of March 31, 2009: ¥700.0 billion (from MHBK)

As of June 30, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

	(%)
		First Quarter of Fiscal 2009 ( For the three months )	Change	First Quarter of Fiscal 2008 ( For the three months )	Fiscal 2008
MHBK
Return on Loans and Bills Discounted	1	1.60	(0.24)	1.84	1.77
Cost of Deposits and Debentures	2	0.18	(0.09)	0.28	0.26
Loan and Deposit Rate Margin [1]-[2]	3	1.41	(0.14)	1.55	1.50
MHCB
Return on Loans and Bills Discounted	4	1.24	(0.09)	1.33	1.34
Cost of Deposits and Debentures	5	0.28	(0.24)	0.52	0.49
Loan and Deposit Rate Margin [4]-[5]	6	0.96	0.15	0.81	0.84
Total
Return on Loans and Bills Discounted	7	1.47	(0.19)	1.66	1.62
Cost of Deposits and Debentures	8	0.20	(0.13)	0.34	0.31
Loan and Deposit Rate Margin [7]-[8]	9	1.26	(0.05)	1.32	1.30

Notes:

1.      Return on Loans and Bills Discounted excludes loans to MHFG.

2.      Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.64	(0.16)	1.80	1.77
Loan and Deposit Rate Margin [10]-[8]	11	1.44	(0.02)	1.46	1.45

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